Exhibit 99.15

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

1.	Names of the Parties to the Transaction

Brookfield Renewable Holdings Corporation (formerly Brookfield Renewable Corporation) (“Old BEPC”)

Brookfield Renewable Corporation (formerly 1505127 B.C. Ltd.) (“BEPC”)

Brookfield Renewable Partners L.P. (“BEP”)

Brookfield Corporation (“BN”)

2.	Description of the Transaction

On December 24, 2024, BEPC completed the previously announced plan of arrangement (the “Arrangement”) pursuant to which, among other things, (i) the public holders (those holders other than BN and its subsidiaries) of class A exchangeable subordinate voting shares (“Old Class A Shares”) of Old BEPC exchanged their Old Class A Shares on a one-for-one basis for class A exchangeable subordinate voting shares (“Class A Shares”) of BEPC; (ii) BN and its subsidiaries exchanged their Old Class A Shares on a one-for-one basis for class A.2 exchangeable non-voting shares (“Class A.2 Shares”) of Old BEPC, which are exchangeable for Class A Shares or limited partnership units of BEP on a one for one basis, subject to the Ownership Cap (as defined below); (iii) Old BEPC was renamed Brookfield Renewable Holdings Corporation and will cease to be a reporting issuer in each province and territory of Canada (the “Jurisdictions”); (iv) the Old Class A Shares were delisted from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”); (v) BEPC was renamed Brookfield Renewable Corporation (the name of Old BEPC prior to consummation of the Arrangement); (vi) the Class A Shares were listed on the TSX and the NYSE under the symbol “BEPC” (the ticker symbol previously used for the Old Class A Shares); and (vii) BEPC became a reporting issuer in Canada.

The Class A.2 Shares are subject to a restriction that limits the exchange by BN and its subsidiaries of Class A.2 Shares such that exchanges by BN and its subsidiaries may not result in BN and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC (the “Ownership Cap”).

3.	Effective Date of the Transaction

December 24, 2024.

4.	Name of Each Party, if Any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

Old BEPC has applied to cease to be a reporting issuer in each of the Jurisdictions.

BEPC became a reporting issuer in each of the Jurisdictions upon completion of the Arrangement.

5.	Date of the Reporting Issuer’s First Financial Year-End After the Transaction

December 31, 2024.

6.

Periods, Including the Comparative Periods, if Any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction

Following completion of the Arrangement and in accordance with section 4.7 of National Instrument 51-102 – Continuous Disclosure Obligations, the first financial statements that BEPC is required to file are the audited annual financial statements of BEPC for the year ending December 31, 2024.

7.	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

Further information regarding the Arrangement is contained in:

(a)	the news release dated October 9, 2024 of Old BEPC;

(b)	the material change report dated October 11, 2024 of Old BEPC;

(c)	the management information circular of Old BEPC dated October 23, 2024 in connection with the special meeting of holders of Old Class A Shares and class B multiple voting shares of Old BEPC; and

(d)	the news release dated December 20, 2024 of Old BEPC.

Copies of these materials have been filed on SEDAR+ and are available under Old BEPC’s profile at www.sedarplus.ca.

DATE:	December 24, 2024.